Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 26, 2007, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
- three Class I Directors (Leon M. Pollack, Robert M. Solmson and Charles Carroll), each to serve for a three-year term expiring at the 2010 Annual Meeting and until his successor is duly elected and qualified; and
- one Class II Director (Nancy A. Eckl), to serve for a one-year term expiring at the 2008 Annual Meeting and until her successor is duly elected and qualified.

Director		    For		Withhold Authority
Leon M. Pollack 	6,465,899 	144,643
Robert M. Solmson 	6,457,972 	152,570
Charles Carroll 	6,465,743 	144,799
Nancy A. Eckl 		6,463,368 	147,174